UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42597

Webull Corporation

200 Carillon Parkway
St. Petersburg, Florida 33716
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Webull Announces the Results of the 2026 General Meeting

On October 30, 2026, Webull Corporation (the “Company”) held its 2026 General Meeting of Shareholders (the “General Meeting”). At the General Meeting, the Company’s shareholders approved (i) as a special resolution, the adoption of the Company’s Sixth Amended and Restated Memorandum and Articles of Association in substitution for, and to the exclusion of, the Company’s Fifth Amended and Restated Memorandum and Articles of Association, with immediate effect; and (ii) as an ordinary resolution, the Webull Corporation 2026 Employee Share Purchase Plan, including the reservation of 5,000,000 Class A Ordinary Shares for issuance thereunder.

The Company is furnishing the voting results of the General Meeting as Exhibit 99.1 to this Report on Form 6-K and the Sixth Amended and Restated Memorandum and Articles of Association, as adopted at the General Meeting on October 30, 2026, as Exhibit 99.2 to this Report on Form 6-K.

The information contained in this Report on Form 6-K, including Exhibits 99.1 and 99.2, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise expressly stated in such filing.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Voting Results of Webull Corporation’s 2026 General Meeting of Shareholders.
99.2	Sixth Amended and Restated Memorandum and Articles of Association of Webull Corporation, as adopted on October 30, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEBULL CORPORATION

Date: November 13, 2026	By:	/s/ Anquan Wang
	Name:	Anquan Wang
	Title:	Chief Executive Officer

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